

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 15, 2017

Sameer Dholakia
Chief Executive Officer
SendGrid, Inc.
1801 California Street, Suite 500
Denver, CO 80202

> **Re:** **SendGrid, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 21, 2017**
> **CIK No. 0001477425**

Dear Mr. Dholakia:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please disclose in the prospectus summary the percentage of shares that your executive officers, directors and principal shareholders will continue to own after the offering. Disclose that your executive officers, directors and principal shareholders will be able to exert significant control over matters subject to shareholder approval.

2. You reference statistics from a "2017 SendGrid commissioned report" in the prospectus summary. Please tell us the nature, author and purpose of the commissioned report and whether you intend to file a consent relating to this report in the filing. See Securities Act Rule 436.

Market and Industry Data, page 48

3.   You state that you cannot provide assurance as to the accuracy of completeness of third-party information in the filing. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement. This comment also applies to your disclosure on page 32.

Use of Proceeds, page 49

4.   You disclose that you will use the net proceeds from the offering for "general corporate purposes, including working capital and capital expenditures." To the extent known, please provide more detail regarding the amounts that you plan to use to grow your business. Specifically, we note your disclosure on page 29 that you intend to expend significant funds to develop and enhance your technical infrastructure, platform and services, expand your research and development efforts and selling and marketing operations, including through headcount, and expand into new markets. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

Selected Consolidated Financial Data

Non-GAAP Financial Measures

Adjusted net income (loss), page 58

5.   Your reconciliation of Adjusted Net Income/(Loss) does not appear to include the income tax effects of the Non-GAAP adjustments, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 63

6.   We note from your disclosures on page 27 that your services are sold on a short-term basis, such that subscription renewal or usage rates can decrease rapidly, and if you do not accurately predict these rates, your future revenue and operating results may be harmed. Please tell us whether you consider subscriber renewal rates to be a key indicator of your operating performance. Refer to Section III.B of SEC Release 33-8350.

7.   You define a customer as any user account from which you derive revenue during the last month of the period. You also note in the risk factors that some entities may have more than one unique paying account and that you count each of these accounts as a separate customer. With each reference to the 55,000 customers that you had as of June 30, 2017, clarify that the customer number is based on user accounts and that some customers may have more than one account.

Subscription Net Dollar Retention Rate, page 64

8.   We note that your ability to drive growth depends, in part, on retaining customers and increasing their use of your platform. Based on your discussion of the Subscription Net Dollar Retention Rate, it is unclear whether the average revenue per customer has increased, decreased or stayed consistent. We also note that you use the average revenue per customer to calculate your market opportunity. Consider disclosing average revenue per customer information and associated trends. Refer to Section III.B of SEC Release 33-8350.

Components of Results of Operations, page 65

9.   You state that a "substantial majority" of your total revenue through June 30, 2017 has been from sales of your Email API service. Please provide additional context by disclosing the revenue from your Email API service.

Results of Operations, page 67

10.   Please quantify the increases in revenue attributable to sales of additional services to existing customers and sales to new customers, respectively, or advise why you do not believe such disclosure is warranted. In addition, revise your disclosure to quantify the contribution of your Marketing Campaigns service to the increases in revenue if the impacts are material. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release 33-8350.

11.   We note from your disclosures on page 64 that pricing impacts your subscription net dollar retention rate. Please revise your disclosures to explain how pricing impacted your subscription net dollar retention rate and revenues for each period presented. Refer to Item 303(a)(3)(iii) and Section III.D of SEC Interpretive Release 33-6835.

Business

Proprietary Technology and Domain Expertise Enables Effective Email Delivery, page 91

12.   You state that you achieved a delivery rate of 94% in the first six months of 2017 compared to a general delivery rate of wanted emails of 80% as reported by Return Path in 2017. Please clarify whether the Return Path report covered the same six months of 2017. Also revise to clarify whether your delivery rates in the periods presented have been historically consistent with the first six months of 2017.

Continue to Grow Internationally, page 94

13.   You state that you generated 36% of your revenue from international customers and that
you have an office in London. To the extent material, please revise to discuss the other
countries in which you currently operate or plan on operating.

Ability to Process Email Efficiently, page 96

14.   We note that your mail processors automatically route emails to the nearest email
processing facility and that you maintain mail processing facilities in the United States
and internationally. Please provide a description of these facilities, their locations, and
the manner in which they are held by the company.

Intellectual Property, page 98

15.   Please provide more specific disclosure regarding the intellectual property owned by the
company, including the duration of any material patents you may own or license from
third parties. We note that you have one issued patent as of June 30, 2017. See Item
101(c)(1)(iv) of Regulation S-K.

Notes to Consolidated Financial Statements

(11) Common Stock

(a) Stock Option Plan, page F-26

16.   Please tell us the estimated fair values of your common stock used in estimating the fair
values of your stock options granted during 2016 and the first half of 2017. Reconcile
and explain any significant differences between the fair values of your common stock for
measuring the compensation expenses associated with your stock options granted during
the aforementioned periods and the fair values of your common stock implied by your
issuance of Series D preferred stock at $14.14 per share in November 2016 as disclosed
on page 120 and your share consideration of $0.4 million when acquiring Bizzy in March
2017 as disclosed on page F-20.

(12) Redeemable Preferred Stock Warrant Liability, page F-29

17.   This footnote does not appear to include the warrant issued on April 28, 2015 to purchase
your Series C preferred stock as noted in Item 15. Please advise.

(14) Segment and Geographic Information, page F-32

18.   If applicable, revise to disclose revenues attributable to any foreign countries that are
individually material. Refer to ASC 280-10-50-41(a).

19.   Your disclosures on page 15 indicate that certain larger entities have more than one unique paying account with you and you count each of these accounts as a separate customer. Please tell us and disclose whether any of these larger entities with more than one paying account comprise more than 10% of your revenue during any of the presented periods. Refer to ASC 280-10-50-42.

(18) Subsequent Event, page F-38

20.   Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50.

General

21.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

22.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technology
and Services

cc: Matthew P. Dubofsky
        Cooley LLP